FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.....   Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....   No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:

Ing. Alonso Quintana
(5255) 5272-9991 x3468	in the United States:
alonso.quintana@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga @ica.com.mx	dbmwilson@zemi.com

ICA ANNOUNCES A GLOBAL PLACEMENT OF SHARES FOR Ps. 2,127,658,500 AT A PRICE OF Ps. 4.50 PER SHARE

Mexico City, August 10, 2005 - Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today the placement of 472,813,000 newly-issued shares at a price of Ps. 4.50 per share through the Mexican Stock Exchange, as well as to institutional investors outside of Mexico. The total proceeds from the placement, before the deduction of costs of the placement, will be Ps. 2,127,658,500.

Sixty-five percent of the shares will be placed through the Mexican Stock Exchange, while the remaining thirty-five percent will be placed with institutional investors outside Mexico, including to certain qualified institutions in the United States in an offering exempt from registration under the U.S. Securities Act of 1933, as amended. The placement includes an overallotment option covering an additional 70,921,950 shares, which is exercisable for 30 days following the placement.

Following this placement, the total number of outstanding shares, without taking into account any shares sold pursuant to the overallotment option, will be 2,341,702,516, compared to 1,868,889,516 shares as at June 30, 2005.

ICA was founded in Mexico in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.

The securities described above have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"). This release does not constitute an offer of securities for sale in the United States. The securities described above may not be offered or sold absent registration or an applicable exemption from the registration requirements of the Securities Act.

Stabilisation/FSA [stabilization legend]

INVESTOR RELATIONS	www.ica.com.mx	1/1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2005

Empresas ICA, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance